Signing MoU with Taihan Electric Wire

POSCO and Taihan Electric Wire signed a memorandum of understanding under which POSCO would hold a 65 percent stake (2,604 thousand shares) in stainless firm, TaihanST Corp.,Ltd, to strengthen its competitiveness in stainless steel market.